Exhibit 99.1

Aurora Recognized for Executive Gender Diversity by the Globe & Mail for Second Consecutive Year

NASDAQ | TSX: ACB

The Globe and Mail's Report on Business Women Lead Here List acknowledges Aurora's commitment to inclusive leadership at the executive level

EDMONTON, AB, March 30, 2026 /CNW/ - Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, has been named on The Globe and Mail's 2026 Report on Business Women Lead Here list for the second consecutive year. The annual editorial benchmark recognizes publicly traded Canadian companies demonstrating strong executive-level gender diversity, underscoring Aurora's continued commitment to inclusive leadership.

"This recognition reflects the culture we've built at Aurora - one grounded in respect, accountability, trust and our deliberate focus on developing a diverse pipeline of female talent," says Lori Schick, Executive Vice President, Human Resources at Aurora. "We've created an environment where female leaders thrive, drive meaningful results and move the business forward in a powerful way - making Aurora a destination for women who want to lead and make an impact."

The Women Lead Here benchmark evaluates executive leadership teams at Canada's largest publicly traded companies using a proprietary, data-driven methodology that prioritizes measurable progress and sustained representation. Aurora is one of 85 companies to appear on this year's list with 50% female executive leadership.

Aurora remains focused on fostering an environment where people are encouraged to contribute meaningfully, lead with compassion and succeed as a team. By fostering collaboration and welcoming diverse perspectives at every level of the organization, the company is enabled to create stronger outcomes for the patients and communities they serve.

The 2026 Women Lead Here list is published in the April 2026 issue of Report on Business magazine, and is available online.

About Aurora

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves both medical and consumer markets across Canada, Europe, Australia, and New Zealand, with a strategic focus on high-margin opportunities and a medical-first approach. Aurora's portfolio of trusted, leading brands includes Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, Tasty's® and Whistler Medical Marijuana Co.®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

About The Globe and Mail

The Globe and Mail is Canada's foremost news media company, leading the national discussion and causing policy change through brave and independent journalism since 1844. With our award-winning coverage of business, politics and national affairs, The Globe and Mail newspaper reaches 6.5million readers every week in our print or digital formats, and Report on Business magazine reaches 2.9million readers in print and digital every issue. Our investment in innovative data science means that as the world continues to change, so does The Globe. The Globe and Mail is owned by Woodbridge, the investment arm of the Thomson family.

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's ongoing commitment to inclusive leadership and focus on developing a diverse pipeline of female talent, as well as the associated positive impacts for the Company and its patients.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025  (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2026/30/c7429.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler | VP, Communications & PR | media@auroramj.com; For Investors: ICR, Inc. | aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:03e 30-MAR-26